FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
12 October 2023
VIA EDGAR

Freedom of Information Act Officer
Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Rule83CTRs@sec.gov

Re: 12 October 2023 Letter from Coca-Cola Europacific Partners to the Securities and Exchange Commission

Ladies and Gentlemen:

Enclosed is a copy of a letter dated 12 October 2023 from Coca-Cola Europacific Partners plc (the “Company”) to the staff of the Division of Corporation Finance of the SEC. The enclosed letter includes a request for confidential treatment pursuant to 17 C.F.R. Section 200.83.

Please inform Nik Jhangiani, Senior Vice President, Chief Financial Officer, at +44 1895 844 534 or Ivan Stoykov at istoykov@ccep.com of any request for disclosure made pursuant to the Freedom of Information Act, Privacy Act or otherwise of the confidential information contained in the enclosed letter so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Sincerely,

/s/ Nik Jhangiani

Nik Jhangiani
Senior Vice President, Chief Financial Officer
Coca-Cola Europacific Partners plc

Enclosure

FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
12 October 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COCA-COLA EUROPACIFIC PARTNERS plc
PURSUANT TO 17 C.F.R. §200.83 (“Rule 83”)

(Contact: Nik Jhangiani, Senior Vice President, Chief Financial Officer, Direct Dial Telephone: +44 1895 844 534)

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549

Re: COCA-COLA EUROPACIFIC PARTNERS plc
Form 20-F for the fiscal year ended December 31, 2022
Filed March 17, 2023
Responses Dated August 16 & 18, 2023
File No. 001-37791

Dear Ms. McConnell And Mr. Stertzel,

Thank you for your letter dated 18 September 2023 setting forth the follow-up comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) of Coca-Cola Europacific Partners plc (“CCEP”, the “Company” or the “Group”). To facilitate your review, we have reproduced in italics the comments from your letter, which is followed by the Company’s response.

Due to the commercially sensitive nature of certain information contained herein, this response letter is also a request for confidential treatment of the portions of this letter bracketed below (designated by “[***]”) pursuant the Commission’s confidential treatment procedure under Rule 83 (17 C.F.R. § 200.83).

Form 20-F for the fiscal year ended December 31, 2022
Consolidated Financial Statements
Note 7 – Intangible assets and goodwill
TCCC franchise intangible assets, page 170

1. We note others entities in the Coca-Cola bottling system have bottling agreements with TCCC that appear to include successive 10 year renewal options. Explain why your agreements did not include successive renewal options.

Response

The bottling agreements the Group and TCCC enter into are Standard International Bottler’s agreements. The renewal terms specified within these agreements follow a consistent 10+10 contractual term basis and do not provide for successive renewal options. [***]

FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
The absence of a successive renewal option does not alter the economic substance of the respective bottling agreements. The availability of a successive renewal clause in certain international bottling agreements does not prevent TCCC from discontinuing its business dealings with a bottler, as contractually they are given the option to provide notice of a non-renewal following the protocol prescribed in the respective agreements. Although the terms of our bottling agreements do not provide for an explicit renewal provision beyond the 10+10 contractual term, given our history of extending and replacing our bottling agreements with TCCC, we believe and expect that TCCC will always extend or replace our agreements, and therefore our agreements operate substantially in the same way as agreements that provide for a successive renewal clause.

2. In regard to your intention to extend, amend or replace the contracts with TCCC, tell us whether you expect any other terms and conditions in the contracts to change or if the only change you anticipate relates to extending the terms of the contracts.

Response

The Standard International Bottler’s agreements are framework agreements and based on our extensive history of renewing and replacing these agreements, no material changes to the governing provisions are made from one period to another. The only notable change relates to the term clock reset. Pricing arrangements between the Group and TCCC are generally agreed on an annual basis and communicated by TCCC in separate pricing letters. Consequently, the main change we anticipate relates to extending or renewing the terms of the contracts.

3. Tell us if you have any written or verbal agreements with TCCC that demonstrate both parties' intent to extend the current contractual terms beyond the 20 years stipulated in the contracts or to replace the current contracts at the end of their 20 year terms with new contracts with the same terms.

Response

Whilst there are no written or verbal agreements with TCCC explicitly stating that at the end of the current contractual terms the bottling arrangements applicable to the territories we operate in will be subsequently extended and/or replaced, we are in constant communication with TCCC in respect of our ongoing business activities, and the continuation of our business relationship has never been called into question. The Group’s ability to expand its business relationship with TCCC is clearly evidenced by the successful execution of our most recent business combination transaction, the acquisition of CCL effective 10 May 2021, and the subsequent performance in the newly added markets. The transaction would not have materialised without TCCC’s consent. TCCC’s support for our territorial expansion demonstrates their intent to continue growing and strengthening our strategic business alliance, and as such, regardless of the contractual life of the current TCCC bottling agreements, we believe their continuance and/or recommencement is secured. Upon completion of the CCL acquisition the existing bottling agreements, which have the traditional 10+10 contractual terms, were not immediately replaced since there was an expectation that the contracts would continue to be renewed or replaced at the end of their stated contractual terms. For instance, the contractual terms of the bottling agreements in the main CCL territories, Australia and New Zealand, are set to expire on 28 March 2026 and 1 September 2025, respectively, and as such, in the next 12 months, the Group will be initiating the process of entering into new agreements with TCCC for all territories acquired as part of the CCL business combination transaction, with terms materially consistent with those currently in effect for those territories.

Further, TCCC appoints two members to the Group’s Board of Directors, who ultimately accept responsibility for the accounting judgements made as part of the preparation of the Group’s consolidated financial statements, including the treatment of the TCCC bottling arrangements as indefinite-lived intangible assets based on the underlying premise that these agreements are perpetual in substance. We have disclosed this treatment as an area of significant judgment in our external filings each year.

FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
4. Tell us what, if any, history you have of amending your contracts or entering into new contracts with TCCC prior to 2016.

Response

In response to the Staff’s comment, we respectfully provide the following information concerning our history of entering into new bottling agreements with TCCC across our major European markets prior to 2016. The below listed agreements predominantly followed the standard 10+10 contractual term basis.

[***]

5. Explain how the intangible asset was recorded, including whether the entire balance was recorded as a result of your accounting for business combinations.

Response

The intangible assets associated with the TCCC bottling agreements were recognized as a result of the acquisition method of accounting applied, pursuant to IFRS 3 Business Combinations, in relation to the various business combination transactions the Group and its accounting predecessor, Coca-Cola Enterprises, Inc. (CCE) have completed. When we acquire new territories, we consider the assumptions that the market participants would use in respect of the existing TCCC bottling rights, more specifically, the considerations surrounding the availability and economic utility of these assets. Consequently, the intangible assets were valued based on cash flow projections over a perpetual life rather than the remaining contractual life acquired.

6. In regards to your contracts with TCCC, tell us if you record separate intangible assets related to each territory or explain how the intangible asset is allocated to each territory. If applicable, tell us to the extent to which a few territories comprise the majority of the intangible asset balance.

Response:

The intangible assets associated with the TCCC bottling rights were recorded on a territorial basis. Approximately 82% of the total TCCC bottling rights intangible asset balance as of 31 December 2022 of €11.9 billion is comprised of the intangible assets relating to bottling agreements in Iberia (Spain, Portugal and Andorra), Australia, Great Britain and Germany.

[***]

Should you have additional questions, please do not hesitate to contact me at +44 1895 844 534 or Ivan Stoykov at istoykov@ccep.com.

Sincerely,

By:	/s/ Nik Jhangiani
Name:	Nik Jhangiani
Title:	Chief Financial Officer
cc:
Sol Daurella, Chairman of the Board
Dessi Temperley, Chairman of the Audit Committee
Damian Gammell, Chief Executive Officer
Clare Wardle, General Counsel and Company Secretary
Ed Walker, VP Finance Business Planning
Ivan Stoykov, Chief Accounting Officer
Sarah Kokot, Partner, EY United Kingdom
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